Exhibit 99.3

HUT 8 MINING CORP.

Management’s Discussion and Analysis

For the year ended December 31, 2021

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2021
(In Canadian Dollars)

TABLE OF CONTENTS

Part I – Company and Highlights
Company	4
2021 summary	4
2021 highlights	5

Part II – Review of Financial Results
2021 operating results summary	8
Analysis of fourth quarter 2021 financial results	8
Analysis of fiscal 2021 financial results	9
Summary of quarterly information	11

Part III – Non-IFRS Measures
Non-IFRS measures	13

Part IV – Financial Condition, Liquidity and Capital Resources
Cashflow information	15
Dividends	15
Financial position	16
Capital resources	17
Capital management	18
Significant agreements	18
Off-balance sheet agreements	19
Selected annual information	19
Environmental, social and governance objectives	19

Part V – Risks
Risks and uncertainties	21

Part VI – Accounting Policies, Estimates and Internal Controls
Accounting estimates and judgements	23
Related party transactions	24
Management’s report on disclosure controls and procedures and Internal Control Over Financial Reporting	24

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2021
(In Canadian Dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Hut 8 Mining Corp. was incorporated under the laws of the Province of British Columbia on June 9, 2011. Its registered office is located at 745 Thurlow Street, Suite 2400, Vancouver, BC, Canada V6E 0C5, and the corporate headquarters are located at 24 Duncan St., Suite 500, Toronto, ON, Canada, M5V 2B8.

This Management’s Discussion and Analysis (“MD&A”) is dated March 16, 2022, and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2021 and 2020, of Hut 8 Mining Corp. All financial information is presented in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise noted. Certain totals, subtotals and percentages may not reconcile due to rounding. This information is available on our website at www.hut8mining.com, on the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

In this MD&A, unless the context otherwise requires, all references to “we”, “us”, “our”, “Hut 8”, and the “Company” refer to Hut 8 Mining Corp. and its subsidiaries; all references to "digital assets" refer to Bitcoin; and all references to “Management” refer to the directors and executive officers of the Company.

The Company qualifies as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

To assist investors in assessing our financial performance, this discussion also makes reference to certain non- IFRS measures that are not separately defined under IFRS such as “adjusted EBITDA” and “mining profit”. Non-IFRS measures do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. See “Non-IFRS Measures” section of this MD&A for reconciliations of non-IFRS measures to IFRS measures.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2021
(In Canadian Dollars)

FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking statements" within the meaning of applicable securities laws, such as statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. They are based on certain factors and assumptions, including expected growth, results of operations, business prospects and opportunities. Use of words such as “may”, “will”, “expect”, “believe”, or other words of similar effect may indicate a “forward-looking” statement. These statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including those described in our publicly filed documents and in this MD&A under the heading “Risks and Uncertainties”. Those risks and uncertainties include, but are not limited to, the ability to maintain profitability and manage growth, reliance on information systems and technology, reputational risk, reliance on key professionals, the ability to successfully integrate acquisitions, digital asset mining difficulty, electricity rate risks, general economic conditions and pandemics, natural disasters or other unanticipated events (including the novel coronavirus (“COVID-19”) pandemic). Many of these risks and uncertainties can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf.

In particular, but without limiting the foregoing, this MD&A contains forward-looking statements pertaining to: the Company’s expectations of future robust infrastructure and application development in web 3.0 and digital asset ecosystem; the capacity of the North Bay Site and timing of the North Bay Site being online; the availability of power at the North Bay Site; the Company’s growth strategy; the Company’s ESG objectives including achieving carbon neutrality and the timing thereof, its commitment to reducing emissions and focusing on renewable energy, achieving corporate diversity across the workforce and the timing thereof, and continuing partnerships with non-profit and charitable organizations; and the Company’s ability to issue new shares from time to time.

With respect to the forward-looking statements contained in this MD&A, Management has assessed material factors and made assumptions regarding, among other things: volatility in trading price; supply chain disruption; the economic impacts of the COVID-19 pandemic; Hut 8’s ability to obtain qualified staff and equipment in a timely and cost-effective manner; predictability and consistency of the legislative and regulatory regime governing taxes and cryptocurrencies; the value of cryptocurrencies potentially being subject to momentum pricing; the exposure of cryptocurrency exchanges and other trading venues to fraud and failure due to being largely unregulated; the impact of geopolitical events on the supply and demand for cryptocurrencies; uncertainty of the acceptance and/or widespread use of cryptocurrency; future cash flows; future sources of funding and Hut 8’s ability to obtain external financing when required and on acceptable terms; future debt levels; the timely receipt of regulatory approvals; and the impact of industry competition.

The forward-looking statements contained herein reflect Management’s current views, but the assessments and assumptions upon which they are based may prove to be incorrect. Although Management believes that its underlying assessments and assumptions are reasonable based on currently available information, given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements in this MD&A are qualified by these cautionary statements. Additional risks, uncertainties and other factors are discussed in the Company’s annual information form dated March 17, 2022, a copy of which is available electronically on SEDAR at www.sedar.com.

Certain information in this MD&A is “financial outlook” within the meaning of applicable Canadian securities laws. The purpose of the financial outlook is to provide readers with disclosure of Hut 8’s reasonable expectations of its anticipated results. The financial outlook is provided as of the date of this MD&A. Readers are cautioned that the financial outlook may not be appropriate for other purposes.

These statements are made as of the date of this MD&A and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of us, our financial or operating results or our securities.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2021
(In Canadian Dollars)

PART I – COMPANY AND HIGHLIGHTS

COMPANY

Hut 8 is one of North America’s largest innovation-focused digital asset miners, bullish on Bitcoin, blockchain, web 3.0 and bridging the nascent and traditional high performance computing worlds. With two digital asset mining sites located in energy rich Alberta and a third site in Ontario, Canada, Hut 8 has institutional grade digital asset mining capacity, and given its operating history, one of the largest holdings of self-mined Bitcoin relative to other digital asset miners and publicly traded companies globally.

The Company’s recent acquisition of TeraGo Inc.’s (“TeraGo”) cloud and colocation data centre business establishes Hut 8 as a leader in high-performance computing, providing unique positioning for the Company within the digital asset ecosystem. The data centre business spans from Toronto, Ontario to Vancouver, British Columbia with more than 36,000 square feet of geo-diverse data centre space powered by predominantly emission-free energy sources. With this acquisition, Hut 8 is bridging traditional cloud and nascent forms of high-performance computing, taking an innovative approach to revolutionizing conventional assets, creating the first hybrid data centre model that serves both the traditional high-performance compute (Web 2.0) and nascent digital asset computing sectors and Web 3.0. Hut 8 has established a Tier 0 to Tier 3 computing platform and allocated digital asset mining and open-source distributed ledger technology to traditionally underutilized areas in a conventional high performance compute data centre. The platform consists of approximately 400 commercial customers, across a variety of industry verticals including gaming, visual effects, and government agencies, and a platform for the development of applications and services to underserved markets and customers in the growing digital asset, blockchain, gaming, and Web 3.0 industries.

The Company plans to deliver a robust high-performance computing infrastructure to the growing application Web 3.0 development and the digital asset ecosystems.

Hut 8’s team of business-building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on environmental, social and governance (“ESG”) alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

2021 SUMMARY

For the periods ended December 31	Three Months Ended		Twelve Months Ended
(CAD thousands, except per share amounts)	2021	2020	2021	2020
Financial results
Total revenue	$57,901	$12,986	$173,774	$40,711
Net (loss) income	(111,178)	27,330	(72,710)	19,040
Mining profit (i)	39,146	1,314	108,127	984
Adjusted EBITDA (i)	35,264	1,618	96,593	(206)

Per share
Net (loss) income – basic	$(0.67)	$0.28	$(0.54)	$0.20

Operating results
Digital assets mined	789	516	2,786	2,798

(i)
These items are non-IFRS measures and should not be considered a substitute or alternative for IFRS measures. see “Non-IFRS Measures” section below. Certain comparative figures have been restated where necessary to conform with current period presentation.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2021
(In Canadian Dollars)

2021 HIGHLIGHTS:

•
Revenue grew by $133.1 million to $173.8 million for the year ended December 31, 2021 compared to $40.7 million for the year ended December 31, 2020. The increase in revenue is primarily due to higher average Bitcoin price in 2021, as well as the Company’s growth in its Bitcoin mining capabilities, which more than offset the increase in average Bitcoin network difficulty from the year ended December 31, 2020, to year ended December 31, 2021.

•
Net loss was $72.7 million for the year ended December 31, 2021, compared to net income of $19.0 million for the same period in 2020. The increase is primarily due to non-cash revaluation loss on warrants of $114.2 million, partially offset by an increase in revenue.

•
Mining profit(i) increased by $107.1 million $108.1 million for the year ended December 31, 2021 due to higher average Bitcoin price, higher number of Bitcoin mined, and favorable mining economics, stemming partially from improved efficiency of the Company’s fleet of mining equipment.

•
Adjusted EBITDA(i) increased by $96.8 million to $96.6 million for the year ended December 31, 2021, compared to the same period in 2020. The increase was driven by higher digital asset mining profit, partially offset by higher general and administrative expenses incurred to support the growth in the Company’s operations.

•
Net loss per share was $0.54 during the year ended December 31, 2021, compared to net income per share of $0.20 for the same period in 2020. The decrease of $0.74 was due to non-cash loss on revaluation of warrants, partially offset by higher revenue.

•
On January 31, 2022, the Company completed its acquisition of TeraGo’s cloud and colocation data centre business. The acquisition establishes Hut 8 as a leading high performance computing platform, providing unique positioning for the Company within the digital asset ecosystem. The acquisition consists of five data centres across Canada with a comprehensive information technology offering that includes a complete selection of scalable cloud services. The data centre business spans from Toronto, Ontario to Vancouver, British Columbia with more than 36,000 square feet of geo-diverse data centre space. Existing saleable power capacity totals 4.1 MW, with a further 1.5 MW of expansion capacity available within existing shelf space in the Kelowna, British Columbia location. Under the asset purchase agreement with TeraGo, the Company acquired data centre business employees, infrastructure, technology and clients. The purchase price was $30.0 million, subject to post-closing adjustments, and was funded through existing cash on the balance sheet.

•
During the fourth quarter of 2021, the Company entered into a $38.3 million (US$30 million) senior secured equipment financing term loan with Trinity Capital Inc (“Trinity”). The equipment financing provides the Company with non-dilutive growth capital and was structured such that collateral support is limited to certain new MicroBT machines being installed at the Company’s Medicine Hat, Alberta and North Bay, Ontario sites.  The loan is repayable over its 3-year term and carries a 9.5% nominal interest rate.

•
The Company was successful in being the first Canadian digital asset miner to list its common shares on the Nasdaq stock exchange (“Nasdaq”), on June 15, 2021. On September 17, 2021, the Company raised $220.0 million (US$ 173 million) as part of a common share offering.  Additionally, the Company raised $115.0 million as part of a June 15, 2021 offering and $77.5 million as part of a January 13, 2021 private placement.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2021
(In Canadian Dollars)

(i)
These items are non-IFRS measures and should not be considered a substitute or alternative for IFRS measures. see “Non-IFRS Measures” section below. Certain comparative figures have been restated where necessary to conform with current period presentation.

•
The Company purchased an aggregate of 31,912 MicroBT Whatsminers throughout 2021, including M30S, M30S+, M30S++, and M31S+ miners. 16,044 have been installed to date, and the balance of shipments of miners is expected in regular intervals throughout the balance of 2022. The Company’s current capacity stands at approximately 3.55 EH/s once all the ordered miners are received and deployed, which includes the converted hashrate from our fleet of NVIDIA GPUs.

•
The Company completed the deployment of high-performance NVIDIA chips early in the fourth quarter of 2021. The NVIDIA chips added 1,600 Gigahash of operating capacity, which based on current network dynamics, equates to an ASIC hashrate of approximately 325 PH/s. The Company deployed these miners to mine Ethereum via Luxor pool, and consistent with the Company’s HODL strategy, is receiving payouts in Bitcoin. The Company has been mining 1.5 – 1.7 Bitcoin per day with these chips, with average power consumption of approximately 2.5 – 3.0 MW. As a result, our NVIDIA GPU fleet is the most profitable portion of Hut 8’s self-mining operation, with an average cost to mine each Bitcoin of less than $3,000.

•
On October 23, 2021, the Company announced that development of its third mining site, in conjunction with Validus Power Corp. (“Validus), was underway in North Bay, Ontario, Canada (the “North Bay Site”). The North Bay Site will begin with 35 MW of capacity and is expected to be online early in the second quarter of 2022. Power will be available on a physical off-take basis under the Company’s power purchase agreement with Validus, with a power rate of $0.0274/kWh subject to an annual adjustment mechanism. As part of site development and operation, the Company entered into the following additional agreements:

o
A $7.5 million stipulated price design-build contract with Validus, under which Validus will deliver a 100 MW electrical distribution data centre facility in North Bay, Ontario. Total equipment costs associated with the new site totaling $42.0 million have been paid as of December 31, 2021; and,

o
On October 27, 2021, the Company entered into a lease agreement with a wholly owned subsidiary of Validus, with respect to a 30,000 square foot data centre building and office space, located adjacent to the Validus-owned and operated power plant, in North Bay, Ontario.

•
The months of June and July 2021 were notable in the history of Bitcoin, stemming from China’s ban on Bitcoin mining. While a challenging period for the Bitcoin ecosystem in many respects, this geopolitical event served to reinforce Hut 8’s strategy of locating mining operations and pool participation exclusively within North America. Further, the Company was pleased to observe and participate in the ongoing robustness of the Bitcoin network ecosystem. Independent of the downward adjustments in network difficulty, Hut 8 increased its average hashrate by 125% to approximately 2.00 E/H as of December 31, 2021, compared to 0.90 E/H as of December 31, 2020.

•
The Company continued to generated income from Bitcoin lending agreements established with Genesis Global Capital, LLC (“Genesis”) and Galaxy Digital LLC (“Galaxy”). These tailored lending transactions have enabled Hut 8 to realize a US dollar denominated return on a portion of its Bitcoin held in reserve. We view this ability to earn fiat currency, without selling Bitcoin, as strategic to the Company’s long-term growth, given the prospects for Bitcoin. For the year ended December 31, 2021, Hut 8 realized income of $2.8 million associated with the Genesis and Galaxy yield accounts. The Company renegotiated the lending arrangements in the third quarter of 2021, resulting in a 2.0% annual rate of return for the Bitcoin on loan with Genesis, while the Bitcoin on loan with Galaxy was renegotiated at 2.25% and came with access to a US$50 million revolving credit facility with Galaxy, which remains undrawn as of March 16, 2022.

•
Hut 8 and Bitfury Holding B.V. (“Bitfury”) announced on July 2, 2021, their mutual agreement to terminate the historical Investor rights agreement (“IRA”) between the two companies. Among other things, the termination of the IRA results in Bitfury giving up the right to a nominee on Hut 8’s board of directors (the “Board”).

•
The Company appointed Alexia Hefti to its Board in May 2021. Ms. Hefti is a Canadian-Swiss entrepreneur and lawyer qualified to practice law in New York. She co-founded Deloitte’s blockchain tax practice in Canada and Dubai and has significant experience advising national governments, regulators and multilateral finance development institutions in the Middle East, Caribbean and the United Nations.

•
The Company appointed Rick Rickertsen to its Board in December 2021. Mr. Rickertsen is a 30-year private equity professional with extensive board experience having served in numerous board committee leadership roles and is a published author of two successful business books. He is currently the managing partner of Pine Creek Partners.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2021
(In Canadian Dollars)

PART II – REVIEW OF FINANCIAL RESULTS

2021 OPERATING RESULTS SUMMARY

For the periods ended December 31	Three months ended				Twelve months ended
(CAD thousands, except per share amounts)	2021	2020	$ Change	% Change	2021	2020	$ Change	% Change
Revenue	$57,901	$12,986	$44,915	346%	$173,774	$40,711	$133,063	327%
Cost of revenue	(27,334)	(13,957)	(13,377)	96%	(84,976)	(59,244)	(25,732)	43%
Gross profit (loss)	30,567	(971)	31,538	(3,248%)	88,798	(18,533)	107,331	(579%)
Gross profit margin	53%	(7%)			51%	(46%)

General and administrative expenses	(14,093)	(1,574)	(12,519)	795%	(40,265)	(5,134)	(35,131)	684%
Gain on disposition of digital assets	-	1,014	(1,014)	(100%)	182	2,815	(2,633)	(94%)
Revaluation of digital assets	-	-	-	-	-	13,714	(13,714)	(100%)
Operating income (loss)	16,474	(1,531)	18,005	(1176%)	48,715	(7,138)	55,853	(782%)

Foreign exchange gain (loss)	(1,741)	1,182	(2,923)	(247%)	(3,143)	409	(3,552)	(868%)
Net finance income (expense)	326	(532)	858	(161%)	1,498	(2,441)	3,939	(161%)
Loss on revaluation of warrant liability	(114,161)	-	(114,161)	0%	(114,161)	-	(114,161)	0%
Reversal of impairment and other	-	13,162	(13,162)	0%	-	13,162	(13,162)	0%
Net (loss) income before tax	(99,102)	12,281	(111,383)	(907%)	(67,090)	3,991	(71,082)	1,781%

Deferred income tax (expense) recovery	(12,076)	15,049	(27,125)	(180%)	(5,620)	15,049	(20,669)	(137%)
Net (loss) income	(111,178)	27,330	(138,509)	(507%)	(72,710)	19,040	(91,750)	(482%)

Net (loss) income per share:
- basic	$(0.67)	$0.28			$(0.54)	$0.20
- diluted	$(0.67)	$0.28			$(0.54)	$0.20

Three months ended December 31, 2021 versus December 31, 2020

Revenue for the quarter ended December 31, 2021, was $57.9 million compared to $13.0 million in the prior year period. The increase was primarily driven by the Company’s digital asset mining operations, where the Company mined 789 Bitcoin and generated $55.5 million of revenue, versus 516 Bitcoin mined and $11.7 million of revenue in the prior year period. The increase in Bitcoin mined is due to the deployment of incremental higher efficiency miners during the quarter in 2021 compared to the same period in 2020. Bitcoin price appreciation resulted in average revenue per Bitcoin mined of $70,364 for the fourth quarter of 2021 compared to $22,730 in the fourth quarter of 2020. The Company’s hosting services contributed $2.4 million of revenue in the current quarter compared to $1.3 million in the prior year’s quarter.

Cost of revenue consists of site operating costs and depreciation and was $27.3 million for the fourth quarter of 2021 compared to $14.0 million in the period year period. Site operating costs consist primarily of electricity costs as well as personnel, network monitoring, and equipment repair and maintenance costs. The average costs of mining each Bitcoin for the fourth quarter of 2021 was approximately $22,800, compared to approximately $20,200 in the prior year for the same period, with the slight increase primarily due to higher average power prices in Alberta and increased network difficulty. Depreciation expense increased to $9.3 million during the fourth quarter of 2021 compared to $3.5 million in the same period of 2020, driven by the increased number of miners deployed during the year, partially offset by the extension of estimated useful life of infrastructure assets from 4 years to 10 years.

Gross profit of $30.6 million and gross profit margin of 53% increased significantly during the fourth quarter in 2021 compared to a gross loss of $1.0 million and a negative profit margin of 7% in the same period in 2020. The improvement is due to deployment of highly efficient miners and increased average price of Bitcoin, partially offset by higher electricity rates and increased depreciation expense.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2021
(In Canadian Dollars)

General and administrative expenses were $14.1 million in 2021 compared to $1.6 million in the prior year period. The increase in costs is driven by share-based payments and sales tax expense, as well as due to payroll and professional fees to support the Company’s growth and vision. Share-based payments increased by $2.4 million, as a result of share-based awards granted as part of attracting talented new members of Management. Salary and benefits expense increased from $0.3 million to $0.8 million, driven by increased headcount and bonus accruals. Insurance expense increased from $0.2 million to $1.0 million, reflecting a combination of increased premiums driven by global insurance markets, combined with an expansion of director and officer liability insurance.  Sales tax expense increased by $4.4 million, to $4.9 million, driven by capital investments attracting sales tax and uncertainty related to recovery of refunds from Canadian tax authorities.

Gain on disposition of digital asset was $nil in the fourth quarter of 2021 compared to a gain of $1.0 million in the same period of 2020. The change is due to the Company’s decision to HODL Bitcoin.

Net finance income was $0.3 million during the fourth quarter of 2021 compared to a finance expense of $0.5 million during the fourth quarter of 2020. The increase in finance income is due to Bitcoin lending arrangements put in place during 2021, which drove finance income of $0.7 million in the fourth quarter of 2021 compared to $nil in the fourth quarter of 2020. The Company incurred finance expense of $0.4 million on outstanding loans in the fourth quarter of 2021 compared to $0.5 million in the fourth quarter of 2020.

The Company assessed the warrants classification during the fourth quarter of December 31, 2021 and determined that certain warrants of the Company meet the criteria for classification as a financial liability. Upon the revised assessment of warrant liability, the Company recorded a non-cash loss on revaluation of warrant liability of $114.2 million during the fourth quarter of 2021. The Company issued warrants during 2021, which were recorded as a liability on the Company’s balance sheet and subsequently measured at fair value on December 31, 2021. The increase in fair value is primarily due to increase in the share price of the Company as of December 31, 2021. Share price is one of the inputs used to assess the fair value on December 31, 2021.

Foreign exchange loss increased to $1.7 million in the three months ended December 31, 2021, compared to the same period in 2020, due to movement in foreign exchange rates and higher average balance in the Company’s US dollar denominated cash account.

The Company reversed impairment charges of $13.2 related to plant and equipment in the three months-ended December 31, 2020 after performing impairment testing. The Company did not record any impairment charges or reversals during the three months ended December 31, 2021.

Deferred income tax expense for the three months ended December 31, 2021, was $12.1 million, compared to a deferred income tax recovery of $15.0 million for the same period in 2020. The increase in expense was due to higher net income excluding the loss on revaluation of the warrant liability for the fourth quarter in 2021.

Net loss was $111.2 million and net loss per share was $0.67 for the three months ended December 31, 2021, compared with net income of $27.3 million and net income per share of $0.28 for the same period in 2020. The change was driven by the $114.2 million non-cash loss on revaluation of warrant liability recorded in the fourth quarter of 2021, as well as $13.2 million impairment charge recovery recorded in the fourth quarter of 2020.

Year ended December 31, 2021 versus December 31, 2020

Revenue for the year ended December 31, 2021, was $173.8 million compared to $40.7 million in the prior year. The increase was primarily driven by the Company’s digital asset mining operations, where the Company mined 2,786 Bitcoin and generated $165.4 million of revenue for the year ended December 31, 2021, versus 2,798 Bitcoin mined and $39.0 million of revenue in the prior year. The Company maintained its Bitcoin mining capacity despite the significant year-over-year increase in Bitcoin network difficulty, by deploying additional higher efficiency miners during 2021 compared to 2020. Bitcoin price appreciation resulted in average revenue per Bitcoin mined of $59,367 for 2021 compared to average revenue per Bitcoin mined of $13,925 in 2020. The Company’s hosting services contributed $8.4 million of revenue during the year compared to $1.7 million in the prior year.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2021
(In Canadian Dollars)

Cost of revenue consists of site operating costs and depreciation and was $85.0 million for the year ended December 31, 2021, compared to $59.2 million in the period year. The average site operating costs of mining each Bitcoin for 2021 was approximately $22,100, compared to approximately $13,600 in the prior year period, with the increase primarily due to the May 2020 “halving” event, as well as increased network difficulty in the second half of 2021. Depreciation expense increased to $23.3 million during 2021 compared to $21.3 million in 2020, driven by the increased number of miners deployed during the year, partially offset by the extension of estimated useful life of infrastructure assets from 4 years to 10 years.

Gross profit of $88.8 million and gross profit margin of 51% increased significantly during 2021 compared to gross loss of $18.5 million and a negative profit margin of 46% in 2020. The improvement is due to deployment of highly efficient miners and increased average price of Bitcoin during 2021, partially offset by higher depreciation expense during 2021 compared to 2020.

General and administrative expenses were $40.3 million in 2021 compared to $5.1 million in the prior year. The increase in costs is driven by share-based payments and sales tax expense, as well as payroll and professional fees to support the Company’s growth and vision. Share-based payments increased by $10.2 million, as a result of share-based awards granted as part of attracting talented new members of Management. Salary and benefits expense increased from $0.8 million to $4.0 million, driven by increased headcount and bonus accruals. Insurance expense increased from $0.7 million to $2.6 million, reflecting a combination of increased premiums driven by global insurance markets, combined with an expansion of director and officer liability insurance. Sales tax expense increased by $8.7 million, to $10.7 million, driven by capital investments attracting sales tax and uncertainty related to recovery of refunds from Canadian tax authorities.

Gain on disposition of digital asset was $0.2 million in 2021 compared to a gain of $2.8 million in 2020. The decrease is due to the Company’s decision to HODL Bitcoin starting in 2021.

The unrealized gain on digital assets of $13.7 million in 2020 due to the increase in the bitcoin price, but also did not include a $45.7 million unrealized gain on Hut 8’s bitcoin holdings that wasn’t recognized on the income statement, but instead was accounted for directly through Other Comprehensive Income on the equity section of the Company’s balance sheet.

Net finance income was $1.5 million for the year ended December 31, 2021 compared to a finance expense of $0.5 million for the year ended December 31, 2020. The increase in finance income is due to Bitcoin lending arrangements put in place during 2021, which drove finance income of $2.8 million in 2021 compared to $nil in 2020. This finance income was partially offset by $1.4 million of finance expense incurred on outstanding loans during 2021 compared to $2.4 million of finance expense in 2020.

The Company recorded a non-cash loss on revaluation of warrant liability of $114.2 million. The Company issued warrants during 2021, which were recorded as a liability on the Company’s balance sheet reported and subsequently measured at fair value on December 31, 2021. The increase in fair value is primarily due to increase in the share price of the Company as of December 31, 2021. Share price is one of the inputs used to assess the fair value on December 31, 2021.

Foreign exchange loss increased to $3.6 million in the year ended December 31, 2021 compared to the year ended December 31, 2020, due to movement in foreign exchange rates and higher average balance in the Company’s US dollar denominated cash account.

The Company reversed a one-time impairment charge of $13.2 million related to plant and equipment in 2020 after performing impairment testing. The Company did not record any impairment charges or reversals in 2021.

Deferred income tax expense for the year ended December 31, 2021, was $5.6 million, compared to a deferred income tax recovery of $15.0 million for the same period in 2020. The change was due to higher net income for the year excluding the non-cash loss on revaluation of warrant liability compared to 2020.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2021
(In Canadian Dollars)

Net loss was $72.7 million and net loss per share was $0.54 for the year ended December 31, 2021, compared with net income of $19.0 million and net income per share of $0.20 in 2020. The decrease is mainly due to non-cash loss on revaluation of warrant liability, higher general and administrative expense, and the one-time reversal of impairment charges in the prior year partially offset by higher gross profit margins.

SUMMARY OF QUARTERLY INFORMATION

The table below highlights our quarterly results for the eight most recently completed quarters:

For the three months ended (CAD thousands, except per share amounts)	Dec 31, 2021 Q4	Sep 30, 2021 Q3	Jun 30, 2021 Q2	Mar 31, 2021 Q1	Dec 31, 2020 Q4	Sep 30, 2020 Q3	Jun 30, 2020 Q2	Mar 31, 2020 Q1
Revenue	$57,901	$50,341	$33,549	$31,983	$12,986	$5,755	$9,230	$12,740
Net income (loss)	(111,178)	23,374	(20,430)	35,524	27,330	(900)	2,840	(10,230)

Net income (loss) per share:
- Basic	$(0.67)	$0.16	$(0.17)	$0.31	$0.28	$(0.01)	$0.03	$(0.11)
- Diluted	$(0.67)	$0.15	$(0.16)	$0.28	$0.28	$(0.01)	$0.03	$(0.11)

Generally, the revenue generated from the Company’s mining operations was the primary contributor to the quarterly variations in revenue and net income (loss). Over the last eight completed quarters, the factors discussed below caused variations in revenues and net income on a quarterly basis:

In Q4 2021, the Company mined 789 Bitcoin at an average revenue per Bitcoin mined of $70,364, contributing to revenue generated. The Company earned $2.4 million from its hosting clients. One of the hosting client’s equipment was purchased by the Company during the fourth quarter of 2021 and deployed to mine digital asset. The increase in revenue was partially offset by increased cost of revenue and general and administrative expenses associated with the growth of the business and transaction costs related to data center business and non-cash loss on revaluation of warrant liability.

In Q3 2021, the Company mined 905 Bitcoin at an average revenue per Bitcoin mined of $52,967, contributing to revenue generated. The revenue generated from the Company’s mining operations, partially offset by increased cost of revenue and general and administrative expenses associated with the growth of the business, was the primary contributor to the variation in revenue and net income.

In Q2 2021, the Company mined 553 Bitcoin at an average revenue per Bitcoin mined of $56,703, contributing to revenue generated. The Company also reclassified its Bitcoin subject to lending arrangements, previously treated as financial assets in Q1 2021, to intangible assets, resulting in a reversal of the $22.9 million unrealized gain recorded in Q1 2021, which has now been recognized in other comprehensive income. The tax impact of the reclassification was the reversal of $6.0 million to the deferred tax recovery previously recorded in Q1-2021. The Company also extended the useful life of its infrastructure assets from 4 to 10 years, resulting in a lower depreciation expense of $3.0 million, compared to Q1-2021 expense of $5.8 million.

In Q1 2021, the Company mined 539 Bitcoin at an average revenue per Bitcoin mined of $56,692, contributing to revenue generated. Due to the classification of Bitcoin subject to lending arrangements, a $22.9 million revaluation gain attributed to Bitcoin was recorded in the income statement, impacting net income.

In Q4 2020, the Company mined 516 Bitcoin at an average revenue per Bitcoin mined of $22,730, contributing to revenue generated. The Company recorded a gain of $13.2 million as a reversal of prior-year impairment charges, and a deferred tax recovery of $15.0 million associated with the unrealized gain on the fair value of the Bitcoin, impacting net income.

In Q3 2020, the Company mined 372 Bitcoin at an average revenue per Bitcoin mined of $14,152, contributing to revenue generated. The revenue generated from the Company’s mining operations, and the $5.6 million revaluation gain of its Bitcoin at quarter-end, were the primary contributors to the variation in revenue and net loss.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2021
(In Canadian Dollars)

In Q2 2020, the Company mined 795 Bitcoin at an average revenue per Bitcoin mined of $11,610, contributing to revenue generated. The revenue generated from the Company’s mining operations, and the $9.4 million revaluation gain of its Bitcoin at quarter end as the market started to recover from the initial impact of the COVID-19 pandemic, were the primary contributors to the variation in revenue and net income.

In Q1 2020, the Company mined 1,116 Bitcoin at an average revenue per Bitcoin mined of $11,416, contributing to revenue generated. The start of the COVID-19 global pandemic caused a significant drop in the market value of Bitcoin, which impacted the operations and revenue generation of the Company. The price of Bitcoin recovered towards the end of the quarter, which saw the Company record a $1.3 million loss on Bitcoin revaluation, impacting net loss.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2021
(In Canadian Dollars)

PART III – NON-IFRS MEASURES

NON-IFRS MEASURES

This MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS and therefore, are considered non-IFRS measures. They are not necessarily comparable to similar measures presented by other companies. The Company uses non-IFRS measures including "adjusted EBITDA" and “mining profit” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective. Management’s use of these measures are discussed further below.

The tables below reconcile non-IFRS measures used by the Company to analyze the operational performance of Hut 8 to their nearest IFRS measure and should be read in conjunction with the audited annual consolidated statement of operations and comprehensive income (loss) and audited annual consolidated statement of cash flows included in the audited annual consolidated financial statements for the year ended December 31, 2021.

Mining Profit

“Mining profit” represents gross profit (revenue less cost of revenue), excluding depreciation and revenue and site operating costs directly attributable to hosting services. Mining profit shows profitability of the Company’s core digital asset mining operation, without the impact of non-cash depreciation expense. Mining profit measure provides the investors the ability to assess the profitability of the mining operations exclusive of general and administrative expenses.

The following table reconciles gross profit (loss) to our non-IFRS measure, mining profit:

For the periods ended December 31	Three Months Ended		Twelve Months Ended
(CAD thousands)	2021	2020	2021	2020
Gross profit (loss)	$30,567	$(971)	$88,798	$(18,533)

Add (deduct):
Revenue from hosting	(2,352)	(1,260)	(8,376)	(1,748)
Site operating costs attributable to hosting	1,616	-	4,417	-
Depreciation and amortization	9,315	3,545	23,288	21,265
Mining profit	$39,146	$1,314	$108,127	$984

Adjusted EBITDA

“Adjusted EBITDA” represents EBITDA (net income or loss excluding net finance income or expense, income tax or recovery, depreciation, and amortization) adjusted to exclude non-cash share-based compensation, fair value gain or loss on revaluation of digital assets, non-recurring impairment charges or reversals of impairment, and costs associated with one-time or non-recurring transactions. Adjusted EBITDA is used to assess profitability without the impact of non-cash accounting policies, capital structure, taxation, and one-time or non-recurring transactions. This performance measure provides a consistent comparable metric for profitability of the Company across time periods.

The following table reconciles net income (loss) to our non-IFRS measure, adjusted EBITDA:

For the periods ended December 31	Three Months Ended		Twelve Months Ended
(CAD thousands)	2021	2020	2021	2020
Net income (loss)	$(111,178)	$27,330	$(72,710)	$19,040
Add (deduct):
Net finance costs	(326)	532	(1,498)	2,441
Depreciation and amortization	9,315	3,545	23,288	21,265
Share based payment	2,550	195	9,875	(284)
Revaluation of digital assets	-	-	-	(13,714)
Reversal of impairment and other	-	(13,162)	-	(13,162)
Gain on used of digital assets	-	(1,014)	(182)	(2,815)
Foreign exchange	1,741	(1,182)	3,143	(409)
Share based payment taxes withholding	-	-	1,246	-
Sales tax expense	4,892	429	10,694	1,945
One-time transaction costs	2,033	-	2,956	542
0Deferred income tax (recovery) expense	12,076	(15,049)	5,620	(15,049)
Loss on revaluation of warrants	114,161	-	114,161	-
Adjusted EBITDA	$35,264	$1,618	$96,593	$(206)

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2021
(In Canadian Dollars)

PART IV - FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

CASHFLOW INFORMATION

The following table provides an overview of the Company’s cash flows for the years indicated:

For the years ended December 31
(CAD thousands)	2021	2020
Net cash provided by (used in):
Operating activities	$(80,241)	$1,180
Investing activities	(235,068)	(7,141)
Financing activities	455,841	5,931
Increase (decrease) in cash	$140,532	$(30)

Net cash used in operating activities for the year ended December 31, 2021, was $80.2 million, compared to cash provided by operating activities of $1.2 million in the prior year. The difference is primarily attributed to digital assets mined not yet converted to fiat currency, totaling $165.4 million in the current year, versus the impact of conversions of $41.2 million of digital assets in the prior year period.

Cash used in investing activities for the year ended December 31, 2021, amounted to $235.1 million, versus $7.1 million in the prior year. The increase was driven by investment in digital asset mining equipment and construction of the North Bay site, whereas there was limited spending on mining equipment and infrastructure in the prior year.

Cash provided by financing activities for the year ended December 31, 2021, was $455.8 million, consisting of proceeds received from offerings of securities completed in January, June and September 2021, which contributed net proceeds of $390.9 million. Further financing activities in the year ended 2021 include $49.4 million from the exercise of outstanding warrants and options and net $16.1 million proceeds from the Trinity and Foundry Digital LLC (“Foundry”) loans, partially offset by repayment of the Genesis loan. This compares to cash provided by financing activities of $5.9 million in the prior year, reflecting lesser capital raise activities.

The Company can access additional liquidity through the issuance of securities, drawing down debt facilities and sale of Bitcoin.

DIVIDENDS

The Company has never paid dividends. Payment of any future dividends, if any, will be at the discretion of the Company’s Board after taking into account many factors, including operating results, financial condition, and current and anticipated cash needs. All of the common shares in the capital of Company will be entitled to an equal share in any dividends declared and paid on a per share basis.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2021
(In Canadian Dollars)

FINANCIAL POSITION

The following is a summary of key balance sheet items as at the following period ends:

As at (CAD thousands)	December 31, 2021	December 31, 2020
Cash	$140,127	$2,816
Digital assets	323,946	101,962
Current and long-term deposits and prepaid expenses	159,862	7,451
Plant and equipment	96,126	32,522
Accounts payable and accrued liabilities	9,569	3,891
Current and long-term loans payable and other liabilities	40,694	25,757
Warrant liability	99,021	-
Deferred tax liabilities	5,456	-
Total shareholders' equity	565,967	115,555

Cash

As of December 31, 2021, the Company had cash on hand of $140.1 million compared to $2.8 million as of December 31, 2020. The changes in cash are discussed above in the summary of cash flow activities.

Digital assets

Total digital assets as of December 31, 2021, had a fair market value of $ 323.9 million (December 31, 2020 - $102.0 million) and consists of 5,518 Bitcoin (December 31, 2020 – 2,761 Bitcoin). The increase in digital assets value was due to the increase in Bitcoin price, which was $58,707 as of December 31, 2021, compared to $36,925 as of December 31, 2020, as well as the Company’s mining activities, where the Company mined 2,786 Bitcoin during the twelve-months ended December 31, 2021. The digital assets balance as of December 31, 2021, includes 2,000 Bitcoin subject to lending arrangements whereas the digital asset balance as of December 31, 2020, included 716 Bitcoin which were pledged as collateral for the borrowing facility with Genesis, which was fully repaid, and the Bitcoin collateral released in January 2021. The fair market value of the digital assets loaned as at December 31, 2021 was $117.4 million (December 31, 2020 - $nil). Details of the Bitcoin lending arrangements in place as of December 31, 2021, are described as follows:

•	The Company entered into a master lending agreement whereby the Company provided Genesis with a 1,000 Bitcoin unsecured loan that carries an interest rate of 2.0% per annum.

•
The Company entered into a master lending agreement whereby the Company provided Galaxy with a 1,000 Bitcoin loan that carries an interest rate of 2.25% per annum.  The Company also entered into a revolving credit agreement with Galaxy that provides access to a US$50.0 million revolving credit facility. The Company has not drawn any funds from the revolving credit agreement as of March 16, 2022.

Deposits and prepaid expenses

The Company’s deposits and prepaid expenses balance increased by $152.4 million, primarily due to $110.8 million in equipment deposits with respect to equipment orders with MicroBT and Dell, $20.0 million with respect to a power purchase agreement with Validus and $18.6 million related to the build out of the North Bay Site.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities increased by $5.7 million, the increase is mostly due to timing of the payments to the vendors and accruals related to data center business transaction costs.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2021
(In Canadian Dollars)

Loans payable and other liabilities

The loan payable and other liabilities amount increased by $14.9 million to $40.7 million as of December 31, 2021 compared to $25.8 million as of December 31, 2020. The increase is primarily due to the outstanding equipment financing loan of $34.2 million (US$27.0 million) with Trinity and $5.9 million (US$ 4.6 million) of equipment financing loan with Foundry. The loan with Trinity is repayable over 36 months and carries a nominal interest rate of 9.5%, the Foundry loan has two tranches outstanding with payment terms of twelve months at a nominal interest rate of 16.5%. The increase was partially offset by the repayment of $25.5 million loan with Genesis.

Warrant liability

The Company assessed the warrants classification during the year ended December 31, 2021, and determined that the warrants issued as part of the January 13, 2021 and June 15, 2021 equity raises should be classified as a financial liability. As of December 31, 2021, the warrant liability was $99.0 million.

Deferred tax liabilities

The Company’s deferred tax liabilities increased by $5.5 million due to higher net income for the year compared to the prior year.

Total shareholders' equity

Shareholders’ equity increased from $115.6 million as of December 31, 2020, to $566.0 million as of December 31, 2021, primarily driven by offerings of public securities completed during the 2021, raising total gross proceeds of $412.7 million.

As a result of the changes in current assets and current liabilities discussed above, working capital increased by $366.3 million from $75.7 million as at December 31, 2020 to $442.0 million as at December 31, 2021.

CAPITAL RESOURCES

For the periods ended December 31	Year ended
(CAD thousands)	2021	2020
Cash	$140,127	$2,816
Loans payable	40,051	25,464
Shareholders' equity	565,967	115,555

Loans Payable

The Company had the following loans payable during the year ended December 31, 2021:

Trinity

The Company entered into an equipment financing loan agreement of $38,328,000 (US$30,000,000) with Trinity on December 30, 2021. The Company drew the full $38,328,000 million (US$30.0 million) from the loan facility to finance the purchase of mining servers. The loan bears interest rate of 9.5% and is secured against the financed equipment. The Company made prepayments of $2,417,5171 during the year ended December 31, 2021, and recorded a foreign exchange gain of $294,000. Due to the prepayments and transaction fees incurred, the loan bears an effective interest rate of 15.8%.

Foundry

On January 22, 2021, the Company finalized an equipment financing loan of up to $18,068,955 (US$14,660,800) with Foundry, a wholly owned subsidiary of Digital Currency Group, which would be drawn in tranches from the Company. Each tranche of the equipment financing has a 12-month term with an annual interest rate of 16.5% and is secured against the financed equipment, as well as digital currency and future mined digital currencies by the financed equipment. During the year ended December 31, 2021, the Company has drawn all tranches of the loan, with an aggregate principal amount of $14,448,859 (US$11,728,640), net of $3,644,286 (US$2,951,660) prepayment. For the year ended December 31, 2021, the Company made principal payments totaling $8,883,310 (US$7,105,707), and interest payments of $882,023 (US$732,010). A foreign exchange loss of $300,404 was recognized for the year ended December 31, 2021.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2021
(In Canadian Dollars)

Genesis

The Company fully paid off its $25,464,000 (US$20,000,00) loan with Genesis on February 11, 2021; subsequently all Bitcoin held by Genesis as collateral for the loan were returned to the Company.

Share Capital

As of the date of this MD&A, the Company has issued, and outstanding share capital composed of 171,453,371 common shares, 546,667 stock options, 172,534 warrants recorded in equity, 15,160,001 warrants recorded as a financial liability, 2,952,500 restricted share units, and 251,419 deferred share units.

On February 11, 2022, the Company entered in to an at-the-market offering agreement with an agent. During the term of the agreement, the Company will sell common shares of the Company with maximum proceeds of $82,563,000 (US$ 65,000,000). As of March 16, 2022, the Company issued 1,863,310 common shares in exchange for gross proceeds of $14,317,511 (US$11,232,520) at an average share price of approximately $7.68 (US$6.03).

The Company’s capital currently consists of Common Shares. The Company’s capital management objectives are to safeguard its ability to continue as a going concern and to have sufficient capital to be able to identify, evaluate and then acquire an interest in a business or assets. The Company does not have any externally imposed capital requirements to which it is subject. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares. See “Risks and Uncertainties.”

CAPITAL MANAGAMENT

To best position the Company for continued execution of its growth strategy, on April 7, 2021, the Company filed and obtained a receipt for its final short form base shelf prospectus authorizing the issuance from time to time of certain securities of the Company for gross proceeds of up to $500 million with the securities regulatory authorities in each of the provinces and territories of Canada. It also filed a corresponding amended shelf registration statement with the SEC on Form F-10 under the U.S./Canada Multijurisdictional Disclosure System. The filings allow the Company to qualify the distribution by way of prospectus of up to $500 million of common shares, debt securities, subscription receipts, warrants and units, or any combination thereof during the 25-month period from the date of the receipt of the final short form base shelf prospectus.

SIGNIFICANT AGREEMENTS

On March 15, 2018, the Company entered into definitive agreements with the City of Medicine Hat (“CMH”) for the supply of electric energy and the lease of land upon which Hut 8 is constructed its mining facilities. For electricity, an electricity supply agreement (”ESA”) was executed whereby CMH will provide electric energy capacity of approximately 67 MW to the new Hut 8 facilities which, in conjunction with the Company’s approximate 40 MW in operation in Drumheller, Alberta, will allow Hut 8 to operate at 107 MW in total. The ESA and the land lease with CMH have a concurrent term of 10 years. The minimum payments on the land lease are $1,395 per month up to December 31, 2027.

On October 21, 2021, the Company entered into a $7.5 million stipulated price design-build contract with Validus, under which Validus will deliver a 100 MW electrical distribution data centre facility in North Bay, Ontario. Equipment costs associated with initial North Bay Site development are expected to total $11.6 million. The Company entered into a lease agreement with a wholly owned subsidiary of Validus with respect to a 30,000 square foot data centre building and office space located adjacent to the Validus-owned and operated power plant in North Bay, Ontario.  The lease agreement commenced in January 2022 and has a five year term with gross monthly rent of $250,200.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2021
(In Canadian Dollars)

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

SELECTED ANNUAL INFORMATION

For the years ended December 31
(CAD thousands)	2021	2020	2019
Revenue	$173,774	$40,711	$81,990
Net (loss) income(i)	(72,710)	19,040	2,131
Net (loss) income per share (basic)(i)	(0.54)	0.20	0.02
Net (loss) income per share (diluted)(i)	(0.54)	0.20	0.20
Total assets	720,709	145,202	71,237
Long term debt	40,051	25,464	25,714

(i)
The Company recorded a $114.2 million non-cash loss on revaluation of liability warrant during the year ended December 31, 2021. The Company recorded a reversal of impairment loss of $13.2 million during the year ended December 31, 2020. These items are non-cash and non-recurring in nature.  Refer to Adjusted EBITDA reconciliation in Part III, Non-IFRS measures.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE OBJECTIVES

Hut 8 announced its ESG objectives in December 2021 as a part of its efforts to lead the global industry in innovation, inclusivity and sustainability. The primary objectives are centered around a suite of goals that extend to all aspects of corporate social responsibility including:
•	Achieving carbon neutrality for scope 1 & 2 greenhouse gas emissions by 2025;
•	Reducing emissions through technological and operational innovation;
•	Fostering workplace health and safety and maintaining zero total recordable incidents;
•	Focusing on corporate diversity across employee representation including the goal to achieve 25% employee representation from women;
•	Maintaining executive management team gender diversity of over 40% women;
•	Maintaining board gender diversity representation of over 30% women;
•	Continuing to be compliant with public company reporting and disclosure requirements; and
•	Supporting and partnering with non-profit and charitable organizations that drive positive social impact and climate change efforts.

Hut 8's approach to ESG will adapt based on new data and insights, which are consistent and in line with our near and long-term business strategy. The Company's long-term strategy will include actions focused on renewable energy and continued collaboration with suppliers to further reduce emissions.

In taking a proactive role in driving progress for the digital asset industry, Hut 8 became a founding member of the Bitcoin Mining Council in 2021. The Bitcoin Mining Council is a voluntary group of digital asset miners that promotes energy usage transparency and encourages the use of renewable energy sources. Additionally, Hut 8 joined the Crypto Climate Accord, which is the result of a collaborative effort inspired by the Paris Climate Agreement. As part of Hut 8's ESG goals, the Company will be referencing its disclosures against the Sustainability Accounting Standards Board (SASB) and the Global Reporting Initiative (GRI) and intends to progressively enhance these disclosures over time.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2021
(In Canadian Dollars)

PART V - RISKS

RISKS AND UNCERTAINTIES

Digital assets

Digital assets are measured using Level 2 fair values, determined by taking the rate from Coinmarketcap.

Digital asset prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of digital assets; in addition, the Company may not be able liquidate its inventory of digital assets at its desired price if required. A decline in the market prices for digital assets could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its sales of digital assets.

Digital assets have a limited history and the fair value historically has been relatively volatile. Historical performance of digital assets is not indicative of their future price performance. The Company’s digital assets currently solely consist of Bitcoin.

The Company’s digital assets subject to Lending Arrangements are exposed to credit risk. The Company limits its credit risk by loaning the digital assets to counterparties that are believed to have sufficient capital to meet their obligations as they come due based on the Company’s review of their size, credit quality and reputation. As of December 31, 2021, the Company does not expect a material loss on any of its digital assets subject to Lending Arrangements. As of each reporting period, the Company assesses if there are significant increases in credit risk requiring recognition of a loss or write-down. Such loss or write-down would be reflected in the fair value of the digital assets subject to Lending Arrangements. While the Company intends to only transact with counterparties that it believes to be creditworthy, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

The Company uses the services of BitGo Trust Company Inc. (“BitGo”). BitGo carries a US$100 million insurance policy backing its digital asset custody services. Hut 8 does not self-custody its Bitcoin.

The Company faces credit risk associated with the Genesis and Galaxy Bitcoin lending arrangements. Management believes this risk is limited based on the size, credit quality and reputation of these counterparties.

As of December 31, 2021, had the market price of Bitcoin increased or decreased by 10% with all other variables held constant, the corresponding digital assets value increase or decrease respectively would amount to $32,391,997.

Financial risk management:

The Company's risk exposures and the impact on the Company's financial instruments are summarized below.

Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and accounts receivable. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk is limited and only relates to its ability to earn interest income on cash balances nominated in foreign currency at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account. The interest rate on the Company’s loans are fixed in nature and have limited exposure to change interest rates.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2021
(In Canadian Dollars)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations out of cash and digital assets. The Company has a planning and budgeting process to help determine the funds required to support the Company’s normal spending requirements on an ongoing basis and its expansionary plans.

The Company has a US$50 million open term revolving credit facility with Galaxy which the Company can draw on as an additional source of liquidity. As of December 31, 2021, the facility has an outstanding balance of $nil (December 31, 2021 - $nil).

As at December 31, 2021, the contractual maturities of financial and other liabilities, including estimated interest payments are as follows:

	Contractual cash flows	Within 1 year	1 to 2 years	2 to 5 years	5+ years
Accounts payable and accrued liabilities	$9,569,370	$9,569,370	$-	$-	$-
Loans payable and interest	48,356,594	20,432,715	14,505,103	13,418,776	-
Lease commitments	1,016,199	244,506	192,596	52,731	526,366
	$58,942,163	$30,246,591	$14,697,699	$13,471,507	$526,366

Foreign currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk arises from financial instruments (including cash) that are denominated in a currency other than Canadian dollars, which represents the functional currency of the Company. The Company's functional currency is the Canadian dollar and most purchases are transacted in Canadian dollars. The Company has also transacted in US Dollars to purchase mining equipment and has loans payable denominated in US Dollars. Management currently does not hedge its foreign exchange risk.

The table below indicates the foreign currencies to which the Company has significant exposure as of December 31, 2021 in Canadian dollar terms:

As at	December 31, 2021	December 31, 2020
Cash	$107,601,184	$368,769
Accounts receivable	446,094	-
Deposits (non-current)	94,996,281	-
Accounts payable	(1,371,103)	(30,275)
Loans payable	(40,051,428)	(25,464,000)

The effect on earnings before tax of a 10% strengthening or weakening of the CAD exchange rate at the balance sheet date for financial instruments denominated in USD, with all other variables held constant, is $16,162,103 ($2,586,304 - December 31, 2020).

For a more detailed description of the risk factors associated with the Company, refer to the section entitled “Risk Factors” in the Corporation’s most recently filed annual information form, an electronic copy of which is available on the Company’ SEDAR profile at www.sedar.com.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2021
(In Canadian Dollars)

PART VI - ACCOUNTING POLICIES, ESTIMATES AND INTERNAL CONTROLS

ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. Actual results may differ from those estimates.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company.

Estimates and underlying assumptions are reviewed by management on an ongoing basis, and revisions to accounting estimates are recognized in the period giving rise to the change. The future impact of uncertainties around the outbreak of the novel coronavirus (“COVID-19”) pandemic could generate, in future reporting periods, a significant risk of material adjustment to the reported amounts of assets, liabilities, revenue and expenses in the consolidated financial statements. Examples of accounting estimates and judgments that may be impacted by the pandemic include: revenue recognition, allowance for expected credit losses and deferred taxes.

The following are the significant judgement, estimates and assumptions that have been made in applying the Company’s accounting policies that have the most significant effect on the amounts in the consolidated financial statements:

Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income.

The Company’s liability for unrecognized tax benefits requires the use of assumptions and significant judgment to estimate the exposures associated with the Company’s filing position. Although the Company believes that the judgments and estimates made are reasonable, actual results could differ and resulting adjustments could materially affect effective income tax rate and income tax provision. Any changes, based on additional available information, are accounted for prospectively as a change in accounting estimate.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. These calculations are based on available data, other observable inputs and projections of cash flows, all of which are subject to estimates and assumptions. Recoverable amounts are also sensitive to assumptions about the future usefulness of in-process development and the related marketing rights.

Revenue recognition and value of digital assets

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining of digital assets and subsequent measurement of the digital assets held. Management has exercised significant judgment in determining appropriate accounting treatment. Management has determined that revenues should be recognized as the fair value of digital assets received in exchange for mining services on the date that digital assets are received and subsequently measured as an intangible asset. In the event authoritative guidance is enacted by the IASB, the Company may be required to change its policies which could result in a change in the Company’s financial position and earnings. Management has exercised significant judgement in determining the completion stage for this revenue stream and examined various factors surrounding the substance of the Company’s operations and determined the stage of completion being the completion and addition of a block to blockchain.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Year ended December 31, 2021
(In Canadian Dollars)

Warrant liability

The Company uses Black-Scholes method to determine the fair value of the warrant liability. The Black-Scholes method requires significant judgement in determining the fair value such as volatility and risk-free rate. A change in these inputs could lead to significant change in the fair value of the warrant liability.

Plant and equipment

Estimates of useful lives, residual values and methods of depreciation are reviewed annually. Any changes, based on additional available information, are accounted for prospectively as a change in accounting estimate.

Functional and presentation currency

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company’s digital currencies assets, production and operating costs, financing and related transactions. Specifically, the Company considers the currencies in which digital currencies are most commonly denominated and the currencies in which expenses are settled, by each entity, as well as the currency in which each entity receives or raises financing. Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency.

RELATED PARTY TRANSACTIONS

The Company compensates its key management personnel, which includes the Company’s executive officers and the directors. The compensation payments, including share based payments, are in the normal course of business.

See the audited annual consolidated financial statements for the year ended December 31, 2021, a copy of which is available electronically on SEDAR at www.sedar.com, for further information on related-party transactions with respect to share issuances.

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Company. The DC&P provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer of the Company.  The ICFR have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

No changes were made in the Company’ design of internal controls over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Due to inherent limitations in all controls systems, a control system can provide only reasonable, not absolute assurance, that the objective of the control system is met and may not prevent or detect misstatements or instances of fraud. Management’s estimates may be incorrect, or assumptions about future events may be incorrect, resulting in varying results. Additionally, controls may be circumvented by the unauthorized acts of individuals, by collusion of two or more people or by Management override.

The Company does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting due to a transition period established by Rules of the Securities and Exchange Commission for newly listed public companies.